Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com

[Letterhead of Eversheds Sutherland (US) LLP]
October 27, 2017
VIA EDGAR
Jay Williamson, Esq.
Chad Eskildsen, Senior Staff Accountant
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pathway Energy Infrastructure Fund, Inc.
Registration Statement on Form N-2
(File Nos. 333-219511 and 811-22807)

Dear Messrs. Williamson and Eskildsen:
On behalf of Pathway Energy Infrastructure Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on October 19, 2017 regarding Pre-Effective Amendment No.2 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-219511 and 811-22807) (the “Registration Statement”) and the prospectuses contained therein (each, a “Prospectus” and collectively, the “Prospectuses”). References to the “Act” below refer to the Investment Company Act of 1940, as amended.

Accounting Comments:

1.	(Notes to Financial Statements) The heading to the notes to the financial statements in the pre-effective amendment still reflect June 30, 2016. Please adjust in the next pre-effective amendment.

Response: The Fund has revised the headings to the notes to its financial statements accordingly.

2.	(Auditor’s Consent) Please confirm that an auditor’s consent will be included in the next pre-effective amendment.

Response: The Fund confirms that it has filed an auditor’s consent as an exhibit to pre-effective amendment no. 3 to its Registration Statement.

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October 27, 2017 Page 2

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/Cynthia R. Beyea
Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Stratera Holdings, LLC